UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 5, 2001

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	**(IRS Employer I.D. No.)**

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (309) 675-1000

Item 5. Other Events and Regulation FD Disclosure.

In a meeting with analysts on Wednesday, September 5, 2001, Caterpillar management discussed the following information. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

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Caterpillar has demonstrated the ability to deliver solid financial results during an economic downturn, thanks in part to a growing and profitable engine business, Caterpillar Chairman and Chief Executive Officer Glen Barton told a group of financial analysts Wednesday.

"In the mid 1990s we committed to deliver at least $2 per share during the next economic downturn, and we've done it," Barton said. "During the downturn of 1991, we lost $4 per share, but in 2000 we earned $3.02 per share, while facing worldwide economic conditions similar to those of 10 years ago."

Barton spoke to about 70 financial analysts attending a briefing near one of the company's electric power generator packaging facilities in Griffin, Georgia. He credited Caterpillar's diversification efforts with strengthening the company's financial performance - particularly in engines, financial services and logistics.

"Our diversification has been the story of the decade," Barton said. "We're less reliant on machine sales because of significant growth in our engine, logistics and financial services businesses. For example, non-machine sales grew from 27 percent of total sales and revenues 10 years ago to more than 40 percent in 2000. We're a dramatically different company - much better able to manage the economic uncertainties of today's global economy."

In presentations to the analysts, company leaders highlighted Caterpillar's engine business, which is expected to generate nearly 45 percent of company sales by 2006, and account for 60 percent of sales growth in the next five years.   Caterpillar is now the leading supplier of engines in distributed power generation, oil and gas, industrial, marine and North American on-highway trucks. The company also is the global leader in industrial turbines up to 30,000 horsepower.

"Electric power generation sales are expected to nearly triple by 2006," Barton noted. "Also, during the next few years the company expects a recovery in North American truck engine sales, where Caterpillar has held the No. 1 position in the combined medium and heavy-duty truck engine industry since 1998."

Caterpillar's January 2001 global launch of 6 Sigma is already accelerating achievement of the company's cost reduction and quality improvement goals, said Barton, who is the corporate 6 Sigma champion. "6 Sigma is here to stay. It's the unifying framework for our future financial successes."

Examples of 6 Sigma accomplishments:
- More than 7,000 employees will be trained by year-end, including 1,100 leaders and 700 Black Belts.
- Nearly 2,000 projects will be under way or completed by the end of 2001.
- In 2001, 6 Sigma will be accretive with benefits exceeding deployment costs.

Barton also provided an overview of the last decade's major accomplishments derived from Caterpillar's corporate reorganization in 1991:

- Cat Financial represented 7 percent of total sales and revenues in 2000 compared to 3 percent 10 years ago.
- Cat Logistics has maintained a 20 percent annual growth rate since inception in 1987, and is expected to double its revenue base by 2006.
- Manufacturing productivity has improved dramatically through Class A certification and other initiatives.
- New products and customer services have been introduced, including compact equipment and Cat Rental Stores.

"We're on track to achieve $30 billion in sales by 2006. Each business unit has specific plans to achieve this goal," Barton said. "In addition to engines, logistics and financial services, these plans include sales of compact equipment, paving products, articulated trucks and forestry machines, which are expected to at least double within the next five years."

During the analyst meeting, Caterpillar management reaffirmed the company's current outlook for sales to be about flat and profits to be down 5 to 10 percent compared with last year. This outlook remains unchanged from that issued in January of this year and confirmed in the company's second quarter 2001 release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

By: /s/ R. Rennie Atterbury III
R. Rennie Atterbury III
Vice President

September 5, 2001